SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                         Schedule 13D**

            Under the Securities Exchange Act of 1934
                       (Amendment No. 2)*

                         Isomedix Inc.
                        (Name of Issuer)

                          Common Stock
                 (Title of Class of Securities)

                           464890102
                         (Cusip Number)

                         W. Robert Cotham
                   201 Main Street, Suite 2600
                     Fort Worth, Texas 76102
                         (817) 390-8400
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                         June 11, 1996
     (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares reported herein is 641,100 shares, which constitutes approximately 9.2% of the total number of shares outstanding. All ownership percentages set forth herein assume that there are 6,996,176 shares outstanding.
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1.   Name of Reporting Person:

     The Bass Management Trust

2.   Check the Appropriate Box if a Member of a Group:

                                                  (a) /   /

                                                  (b) / X /

3.   SEC Use Only


4.   Source of Funds: 00-Trust Funds

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                  /   /


6.   Citizenship or Place of Organization: Texas


               7.   Sole Voting Power: 213,700(1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 213,700(1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     213,700

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                  /   /


13.  Percent of Class Represented by Amount in Row (11):  3.1%


14.  Type of Reporting Person: 00-Trust

- ------------
(1) Power is exercised through its sole trustee and one of its two trustors, Perry R. Bass

1.   Name of Reporting Person:

     Perry R. Bass

2.   Check the Appropriate Box if a Member of a Group:

                                                  (a) /   /

                                                  (b) / X /

3.   SEC Use Only


4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                  /   /


6.   Citizenship or Place of Organization: USA

               7.   Sole Voting Power: 213,700 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 213,700 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     213,700 (1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                  /   /

13.  Percent of Class Represented by Amount in Row (11):  3.1%


14.  Type of Reporting Person: IN

- -------------
(1) Solely in his capacities as sole trustee and as one of two trustors of The Bass Management Trust.

1.   Name of Reporting Person:

     Nancy L. Bass

2.   Check the Appropriate Box if a Member of a Group:

                                                  (a) /   /

                                                  (b) / X /

3.   SEC Use Only


4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                  /   /


6.   Citizenship or Place of Organization: USA


               7.   Sole Voting Power: -0-
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: -0-
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     213,700 (1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                  /   /


13.  Percent of Class Represented by Amount in Row (11):  3.1%


14.  Type of Reporting Person: IN

- ------------
(1)  Solely in her capacity as one of two trustors of The Bass Management
     Trust.

1.   Name of Reporting Person:

     Lee M. Bass

2.   Check the Appropriate Box if a Member of a Group:

                                                  (a) /   /

                                                  (b) / X /

3.   SEC Use Only


4.   Source of Funds: PF

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                  /   /


6.   Citizenship or Place of Organization: USA


               7.   Sole Voting Power: 213,700
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 213,700
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     213,700

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                  /   /

13.  Percent of Class Represented by Amount in Row (11):  3.1%


14.  Type of Reporting Person: IN

1.   Name of Reporting Person:

     Sid R. Bass Management Trust

2.   Check the Appropriate Box if a Member of a Group:

                                                  (a) /   /

                                                  (b) / X /

3.   SEC Use Only

4.   Source of Funds: 00-Trust Funds

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                  /   /

6.   Citizenship or Place of Organization: Texas

               7.   Sole Voting Power: 213,700(1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 213,700 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     213,700

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                  /   /

13.  Percent of Class Represented by Amount in Row (11):  3.1%

14.  Type of Reporting Person: 00-Trust

- ------------
(1)  Power is exercised through one of its trustees and its sole trustor, Sid
     R. Bass.

1.   Name of Reporting Person:

     Sid R. Bass

2.   Check the Appropriate Box if a Member of a Group:

                                                  (a) /   /

                                                  (b) / X /

3.   SEC Use Only

4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                             /   /

6.   Citizenship or Place of Organization: USA

               7.   Sole Voting Power: 213,700(1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 213,700 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     213,700 (1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                  /   /


13.  Percent of Class Represented by Amount in Row (11):  3.1%

14.  Type of Reporting Person: IN

- ------------
(1) Solely in his capacity as a trustee and the sole trustor of Sid R. Bass Management Trust and by virtue of his power to revoke same.

     Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their Schedule 13D Statement dated September 20, 1994, as amended by Amendment No. 1 dated November 28, 1996 (the "Schedule 13D"), relating to the Common Stock, par value $.01 per share, of Isomedix Inc. Unless otherwise indicated, all defined terms used herein shall have the same meanings respectively ascribed to them in the Schedule 13D.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 is hereby amended in its entirety as follows:

     The source and amount of the funds used by the Reporting Persons to purchase shares of the Stock are as follows:

REPORTING PERSON    SOURCE OF FUNDS          AMOUNT OF FUNDS

     BMT            Trust Funds(1)           $3,637,453.15(3)

     PRB            Not Applicable           Not Applicable

     NLB            Not Applicable           Not Applicable

     LMB            Personal Funds(2)        $3,637,400.64(4)

     SRBMT          Trust Funds(1)           $3,637,034.85(5)

     SRB            Not Applicable           Not Applicable

     (1) As used herein, the term "Trust Funds" includes income from the various investments of the trust plus sums borrowed from banks and brokerage firm margin accounts for general purposes. None of the funds reported herein as "Trust Funds" were borrowed or otherwise obtained for the specific purpose of acquiring, handling, trading or voting the Stock.

     (2) As used herein, the term "Personal Funds" may include sums borrowed from banks and brokerage firm margin accounts, none of which were borrowed or otherwise obtained for the specific purpose of acquiring, handling, trading or voting the Stock.

     (3) This figure represents the total amount expended by BMT for all purchases of shares of the Stock, without subtracting sales. Therefore such figure does not accurately reflect BMT's current net investment in shares of the Stock. The aggregate current net investment of BMT in shares of the Stock is $3,446,492.79.

     (4) This figure represents the total amount expended by LMB for all purchases of shares of the Stock, without subtracting sales. Therefore such figure does not accurately reflect LMB's current net investment in shares of the Stock. The aggregate current net investment of LMB in shares of the Stock is $3,446,440.28.

     (5) This figure represents the total amount expended by SRBMT for all purchases of shares of the Stock, without subtracting sales. Therefore such figure does not accurately reflect SRBMT's current net investment in shares of the Stock. The aggregate current net investment of SRBMT in shares of the Stock is $3,446,525.13.

Item 4.  PURPOSE OF TRANSACTION.

     Item 4 is hereby amended in its entirety as follows:

     The Reporting Persons acquired and continue to hold the shares of the Stock reported herein for investment purposes. Consistent with such purposes, the Reporting Persons have had, and expect to continue to have, discussions with management and other shareholders of the Issuer concerning various operational and financial aspects of the Issuer's businesses. The Reporting Persons may also have discussions with management, directors, and other shareholders of the Issuer concerning various ways of maximizing long-term shareholder value.

     Depending on market conditions and other factors that each of the Reporting Persons may deem material to its investment decision, such Reporting Person may purchase additional shares of the Stock in the open market or in private transactions. Depending on these same factors, such Reporting Person may sell all or a portion of the shares of the Stock that it now owns or hereafter may acquire on the open market or in private transactions.

     Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

     Paragraphs (a) - (c) of Item 5 hereby are amended in their entireties to read as follows:

     (a)

     BMT

     The aggregate number of shares of the Stock that BMT owns beneficially, pursuant to Rule 13d-3 of the Act, is 213,700, which constitutes approximately 3.1% of the outstanding shares of the Stock.

     PRB

     Because of his positions as trustee and as one of two trustors of BMT, PRB may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 213,700 shares of the Stock, which constitutes approximately 3.1% of the outstanding shares of the Stock.

     NLB

     Because of her position as one of two trustors of BMT, NLB may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 213,700 shares of the Stock, which constitutes approximately 3.1% of the outstanding shares of the Stock.

     LMB

     The aggregate number of shares of the Stock that LMB owns beneficially, pursuant to Rule 13d-3 of the Act, is 213,700, which constitutes approximately 3.1% of the outstanding shares of the Stock.

     SRBMT

     The aggregate number of shares of the Stock that SRBMT owns beneficially, pursuant to Rule 13d-3 of the Act, is 213,700, which constitutes approximately 3.1% of the outstanding shares of the Stock.

     SRB

     Because of his positions as a trustee and sole trustor of SRBMT and by virtue of his power to revoke same, SRB may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 213,700 shares of the Stock, which constitutes approximately 3.1% of the outstanding shares of the Stock.

     To the best of the knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any shares of the Stock.

     (b)

     BMT

     Acting through its trustee, BMT has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 213,700 shares of the Stock.

     PRB

     In his capacity as trustee of BMT, PRB has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 213,700 shares of the Stock.

     NLB

     NLB has no power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Stock.

     LMB

     LMB has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 213,700 shares of the Stock.

     SRBMT

     Acting through one of its trustees and its sole trustor, SRBMT has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 213,700 shares of the Stock.

     SRB

     Because of his positions as a trustee and the sole trustor of SRBMT and by virtue of his power to revoke same, SRB has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 213,700 shares of the Stock.

     (c) During the past sixty days, the Reporting Persons have effected transactions in shares of the Stock in open market transactions on the NYSE as follows:

REPORTING                   NO. OF SHARES    PRICE PER
PERSONS        DATE         PURCHASED           SHARE

BMT            04-29-96         675          $15.90
LMB            04-29-96         650           15.90
SRBMT          04-29-96         675           15.90
BMT            06-11-96      62,425           14.30
LMB            06-11-96      62,450           14.30
SRBMT          06-11-96      62,425           14.30
BMT            06-11-96       2,200           14.72
LMB            06-11-96       2,200           14.72
SRBMT          06-11-96       2,200           14.72

     Except as set forth in this paragraph (c), to the best of the knowledge of each of the Reporting Persons, none of the persons named in response to paragraph (a) has effected any transactions in the shares of the Stock during the past sixty days.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit 99.1 -- Agreement pursuant to Rule 13d-1(f)(1)(iii) previously filed herewith.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     DATED: June 12, 1996


                               /s/ W. R. Cotham
                              W. R. Cotham, Attorney-in-Fact for:

                                   THE BASS MANAGEMENT TRUST (1)
                                   PERRY R. BASS (2)
                                   NANCY L. BASS (3)
                                   LEE M. BASS (4)
                                   SID R. BASS MANAGEMENT TRUST (5)
                                   SID R. BASS (6)

(1) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of The Bass Management Trust previously has been filed with the Securities and Exchange Commission.

(2) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of Perry R. Bass previously has been filed with the Securities and Exchange Commission.

(3) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of Nancy L. Bass previously has been filed with the Securities and Exchange Commission.

(4) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of Lee M. Bass previously has been filed with the Securities and Exchange Commission.

(5) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of Sid R. Bass Management Trust previously has been filed with the Securities and Exchange Commission.

(6) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of Sid R. Bass previously has been filed with the Securities and Exchange Commission.